ACCELRATE POWER SYSTEMS INC.

#1370, 1140 West Pender Street

Vancouver, BC  V6E 4G1

Tel:  604.688.8656

Fax:  604.688.8654

October 13, 2005

MANAGEMENT DISCUSSION & ANALYSIS

AMENDED — OCTOBER 13, 2005

This Management Discussion & Analysis should be read in conjunction with our amended consolidated financial statements and the accompanying notes for the period ended June 30, 2005.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to AccelRate is available on SEDAR at www.sedar.com.

Business Overview

We have developed the unique AccelRateTM technology to speed the generation of energy.  Our flagship product is the AccelRateTM battery charger, which utilizes a charge/discharge algorithm to reduce battery charge times by up to 80% (the “Technology”).  Using our Technology a charger reduces the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

The Technology has been developed and tested for use in applications large and small, from portable devices to power tools, forklifts, golf carts and electric bicycles to electric cars.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  Through agreements in Canada and the United States and associations in Asia and Europe, we are in the first stage of a global marketing campaign.

Pursuant to the terms of the License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic, the inventor and licensor of the Technology, we were granted a license to the Technology for a term of 20 years, continuing on a year to year basis thereafter, pursuant to which we agreed to pay a royalty of 50% of the net profits earned from the Technology.

We subsequently entered into a purchase agreement dated February 5th, 2004 with Mr. Petrovic whereby we acquired Mr. Petrovic’s interest in the 50% of net profits in consideration of 3,000,000 common shares in our capital stock.  The 3,000,000 common shares issued to Mr. Petrovic are subject to voluntary escrow restrictions as follows: (I) 500,000 shares were released from escrow on the date the acquisition was completed, being March 19th, 2004; and (II) an additional 500,000 shares will be released every six months from the completion date of March 19th, 2004, so that all of the shares will be free trading as of September 20th, 2006.  A total of 1,500,000 shares have been released to date.

On December 17th, 2004, we entered into a letter of intent (the “Letter of Intent”) with Hawker Powersource Inc. (“Hawker”), for the manufacturing and marketing of battery chargers throughout North America, incorporating our Technology.  Hawker is the largest brand of industrial lead acid batteries in the world.

We subsequently announced on April 7th, 2005, that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of lead acid battery chargers incorporating our Technology throughout North America.

As agreed to under the Letter of Intent and subsequent License Agreement, Hawker will manufacture a private label line of chargers for us, to be sold through aftermarket distributors to the vast motorized materials handling industry.  In addition, Hawker will have, for a period of five years, an exclusive license in the lead acid motive power and reserve power sectors to manufacture and sell battery chargers incorporating our Technology throughout North America.

We have now introduced our AccelRate® SC “high-speed” chargers, which offer numerous advantages over the most advanced battery charger technologies.  Benefits include automatic recognition of voltage, battery capacity, battery chemistry and state-of-charge. The latest Insulated Gate Bipolar Transistor (“IGBT”) high-frequency power electronics technology incorporated in our product line allows for a compact and lightweight wall-mountable charger.

Our initial offering includes four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries.  End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

We have appointed Papé Material Handling (“Papé”) as our agent for the sales and distribution of our private label line of rapid battery chargers.  Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell our patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada.  Products incorporating our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.  Papé, headquartered in Eugene, Oregon, is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

We have received our initial stocking order from Papé Material Handling, Inc. (Papé) for 30 AccelRate™ battery chargers.  Retail pricing for our rapid charger product line will range from US $6,300 to US $19,250.

We have also appointed Carney Battery Handling Ltd. (“Carney”) as our agent for the sale and distribution of our private label line of rapid battery chargers in Canada.  Carney is the undisputed battery handling market leader in Canada.  Carney will market, distribute and sell our patented charging products to the material handling industry’s aftermarket throughout Canada. We have received an initial stocking order from Carney for AccelRate® Smart Chargers.

We have expanded our distributor network into Mexico by appointing leading distributor Standard Machinery & Supply Company S.A. de C.V. They have placed an initial order for AccelRate® SC product destined to prove out the technology to some of their larger accounts.

On August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements.

On September 29, 2005, the Company announced that it had completed the UL certification process for its entire line of industrial chargers, including its two most popular chargers – the AccelRate® SC350 and the SC500.  This announcement signified that AccelRate SC models ranging from 180Ah to 500Ah were in full production and would be shipped to distributors.  This would then allow delivery to end-use customers.

Significant Recent Developments

By News Release dated April 7th, 2005, we announced that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of battery chargers incorporating our Technology throughout North America.  Under this agreement, Hawker will manufacture a private label line of chargers for us, to be sold through aftermarket distributors to the vast motorized materials handling industry, for which we have agreed to pay a development fee for initial and future product designs.  In addition, we granted to Hawker, an exclusive license, for a period of five years, to manufacture and sell battery chargers incorporating our Technology in their own branded products throughout North America.

On April 14th, 2005 we announced the introduction of our private label line of rapid battery chargers, incorporating the high efficiency IGBT technology that is available for the first time in North America. The initial offering includes four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries. End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

By News Release dated April 19th, 2005 we announced the appointment of Papé Material Handling for the sale and distribution of our private label line of rapid battery chargers.

On April 22nd, 2005 we issued a News Release stating that from 2002 to 2004 we worked with Ferro Magnetics (“FM”) towards forming a strategic alliance.  In December 2004 we terminated those efforts as we were not deriving value from them.  FM asserts that it has a non-exclusive license and a supply agreement with us.  We deny that and, to remove any doubt, have filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with our position that FM has no rights, contractual or otherwise, to use the our Technology and no contract with us.

By News Release dated June 14th, 2005 we subsequently confirmed that FM had filed its statement of defence, in which it says FM did at one time have a license to use the technology, but that we have repudiated that contract and FM has accepted that repudiation.  By taking that position, FM has acknowledged that, whatever may have previously been the case, FM currently has no rights whatsoever to use the our Technology.  FM counterclaimed against us, listing several alternative claims and remedies.  The rather confusing theme of FM’s defence and counterclaim seems to be that, on one hand, FM has suffered damages due to our alleged repudiation of license and supply agreements with FM, and, on the other hand, that FM has suffered damages and should be entitled to rescission of such agreements because we misrepresented the capabilities of our Technology in the first instance.  FM goes on to claim that if there were no agreements with us, then FM should be compensated for costs incurred testing the technology on a “quantum meruit” basis and for our alleged “unjust enrichment” by having “received the benefit” of information from tests carried out by FM.  These claims are presumably made in response to our Statement of Claim, where we said the subject tests were negligently performed by FM in the first instance and have caused loss and damage to us.  Our management finds it difficult to reconcile FM’s confusing and seemingly contradictory claims and remedies.  Management is of the view that FM’s defence and counterclaim have no merit and will address them in the ordinary course.  We will continue to pursue our claims against FM.

By News Release dated May 12th, 2005, we announced the appointment of Carney Battery Handling Ltd. (“Carney”) for the sale and distribution of our private label line of rapid battery chargers in Canada.

By News Release dated June 1st, 2005 we announced that we had received our initial order from Papé Material Handling, Inc. (Papé) for 30 AccelRate™ battery chargers.

We held our annual meeting of shareholders on June 15th, 2005, where we received over 98% approval on all resolutions set out in our Notice of Meeting to Shareholders. The motions carried included:

1.

The appointment of Ernst & Young, Chartered Accountants, as our auditors for the ensuing year and authorizing the directors to fix the auditor's remuneration.

2.

To set the number of directors at six.

3.

The election of management’s six nominees as set out in the Information Circular, as follows:

Caspar Koch

Reimar Koch

The Honourable Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam, F.C.A.

4.

A special resolution altering our Notice of Articles to remove the application of the Pre-Existing Company Provisions prescribed under the Business Corporations Act (British Columbia), altering our authorized share capital to increase it to an unlimited number of common shares without par value, and approving a new form of Articles.

5.

Authorization of an amendment of our 2004 Stock Option Plan (the “Plan”) to increase the maximum number of common shares issuable under the Plan to 4,736,750 common shares.  The effect of the amendment is that the maximum number of common shares which will be available for issuance under the plan will be 20% of the issued and outstanding common shares.  This resolution was approved by the disinterested shareholders.

By News Release dated June 23rd, 2005 we announced that we had released our new Corporate Overview based on our initial success in commercializing our patented high-speed battery charging technology for the industrial market.

On June 28th, 2005 we announced that we had received an order from Mutlu Akü for an AccelRate® Smart Charger (SC).   Mutlu Akü, the largest manufacturer of batteries in Eastern Europe and the Middle East, has placed its initial order for an AccelRate 350 Ah high-speed battery charger.  Product delivery occurred in August 2005, at which time Mutlu Akü witnessed first-hand the product’s unique attributes.  We subsequently met with Mutlu Akü  to discuss future opportunities between the companies with a goal of advancing our respective global leadership positions.

By News Release dated June 30th, 2005 we announced that we had received an initial stocking order from Carney Battery Handling Ltd. for AccelRate® Smart Chargers.

On July 25, 2005, we announced the expansion of our distributor network into Mexico by appointing leading distributor Standard Machinery & Supply Company S.A. de C.V. They have placed an initial order for AccelRate® SC product destined to prove out the technology to some of their larger accounts.

Since the Company’s last audit, the Company’s auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young.  As a result, Ernst & Young will appear as the Company’s auditor of record on a going-forward basis.

On August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements.

In September, 2005 Hawker updated their website and introduced the latest generation Hawker LifeSpeed™ 3000 battery charger product line, all incorporating AccelRate’s advanced “high-speed” charging technology.  Hawker’s product launch now allows North American customers the opportunity to purchase the world’s most advanced charger directly from the world’s largest brand of industrial batteries that offers over 80 years of motive power experience.

By News Release dated September 12, 2005, the Company announced it has arranged to sell 191,500 units by way of a non-brokered private placement at a price of $1.50 per unit, to raise gross proceeds of $287,250.  Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at $1.65 per unit to purchase one additional common share for one year after closing.  The subsequent closing of the private placement was announced on September 26, 2005.

On September 29, 2005, the Company announced that it had completed the UL certification process for its entire line of industrial chargers, including its two most popular chargers – the AccelRate® SC350 and the SC500.  This announcement signified that AccelRate SC models ranging from 180Ah to 500Ah were in full production and would be shipped to distributors.  This would then allow delivery to end-use customers.

On October 13, 2005, the Company amended its interim consolidated financial statements and “Management Discussion and Analysis” for the three months ended March 31, 2005 and the six months ended June 30, 2005 from those previously filed.  The amendment was required as a result of changes identified from an accounting review performed by new financial personnel and relate primarily to transactions not previously recorded pursuant to a License and Private Label Agreement signed with Hawker.

Corporate Information

Our Board of Directors is as follows:

Caspar Koch

Reimar Koch

The Honourable Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam, F.C.A.

Our officers are:

Caspar Koch

Chairman of the Board and Chief Financial Officer

Reimar Koch

President and Chief Executive Officer

Debby Harris

Vice-President, Corporate and Market Development

Pierre Gadbois

Vice-President, Motive Power

Vladimir Petrovic

Chief Technology Officer

Our issued and outstanding share capital is 23,914,649 common shares as of September 30, 2005.  Fully diluted, if all of the outstanding stock options to purchase an aggregate of 2,796,071 common shares are exercised and the $256,000 convertible loans and attached warrants are converted to 1,034,343 common shares, we would have an issued and outstanding share capital of 27,745,063 common shares.

Plan of Operations

We have now signed distributor agreements for our AccelRate® SC industrial chargers in  North America.  With Papé and Carney as our initial distributors, we are now in a position to provide commercial advanced charging products, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.

Our current focus is to ship existing orders, to train and educate our initial dealers to drive end-use customer satisfaction, ultimately securing additional orders.

We will continue to develop relationships with industry leaders interested in pursuing license agreements for our Technology and add additional distributors for our industrial products.

Summary of Quarterly Results

Description	June 30 2005 $	Mar 31 2005 $	Dec 31 2004 $	Sept 30 2004 $	June 30 2004 $	Mar 31 2004 $	Dec 31 2003 $	Sept 30 2003 $
Net Revenues	0	0	0	0	0	0	0	0
Net (Loss)	(841,597)	(250,401)	(991,746)	(763,077)	(511,905)	(233,724)	(549,167)	(312,349)
Per share	(0.04)	(0.01)	(0.05)	(0.04)	(0.03)	(0.01)	(0.03)	(0.02)

(1)

(Loss) before discontinued operations and extraordinary items is the same as Net (Loss) as there are no discontinued operations or extraordinary items in 2003, 2004 or 2005.  Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Solvency

As of June 30, 2005, we had cash and cash equivalents of $317,144, compared to $476,299 as at June 30, 2004, representing a decrease of $159,155.  As of June 30, 2005, we had  working capital of $217,941, compared to working capital of $451,178 for the same period in 2004.

During the three months ended June 30, 2005, we received $216,000 from the exercise of 160,000 share purchase warrants at $1.35 per share and $34,000 from the exercise of 77,500 stock options at prices between $0.40 and $1.08 per share.  During the three months ended June 30, 2004, we received $200,000 from a private placement of 160,000 units at a price of $1.25 per unit, $277,450 from the exercise of share purchase warrants at prices between $0.20 and $0.35 per share and $148,750 from the exercise of stock options at prices between $0.245 and $0.42 per share.

Subsequent to June 30, 2005, we raised an additional $37,217 from the exercise of 68,400 shares at prices ranging from $0.69 to $0.73 per share and $287,250 pursuant to a private placement of 191,500 units, each unit consisting of one common share and one non-transferable share purchase warrant, exercisable at $1.65 per unit to purchase one additional common share for one year after closing.

Our cash and cash equivalents balances as of June 30, 2005 are sufficient to meet our cash requirements for the next three months.  Current funds will be used for operational expenses and the ongoing commercialization of our technology, research and development expenses, marketing and general and administrative expenses.

We expect to generate revenues from our License Agreement with Hawker, and from sales of our private label line of rapid battery chargers by Papé and Carney, although we cannot predict with any accuracy the amount and timing of such revenues.  As required, management may arrange additional equity financing in the future to fund the Company’s operations.

Results of Operations

We incurred a loss during the three months ended June 30, 2005 of $591,196, compared to a loss of $278,181 for the same period in 2004.  The loss was due to no revenue as of June 30, 2005 and higher expenses incurred as we move towards marketing, promotion and commercialization of our product.  The increased expenses in 2005 were as a result of increased legal and patent fees, marketing and promotion, research and development, salaries and benefits as a result of increased staffing and stock-based compensation costs, offset by decreases in consulting fees.  The reasons for the changes in these expenses are discussed below.

Expenses

Expenses (net of interest and other income) for the three months ended June 30, 2005 were $591,196, compared to $278,181 for the three months ended June 30, 2004.  The major expenses incurred were  legal and patent fees, marketing and promotion, rent and utilities, research and development,  salaries and benefits and  stock-based compensation costs and the significant changes in these expenses in 2005 compared to 2004 are explained below.

Legal and patent fees were higher by $41,702 for the three months ended June 30, 2005 compared with 2004 as a result of the Ferro Magnetics lawsuit as more fully described under “Significant Recent Developments” section herein as well as increased patent costs.  Marketing and promotion costs were higher by $21,282 for the three months ended June 30, 2005 compared with 2004 due to costs for marketing and promotional  materials.  Research and development costs increased by $61,130 for the three months ended June 30, 2005 compared to 2004 due to design costs incurred in establishing our private label line of battery chargers.  Salaries and benefits have increased for the three months ended June 30, 2005 compared to 2004 by $59,182 as we have five full-time employees in 2005 compared with three in 2004.  Stock compensation expense is higher by $127,244 in 2005 compared to 2004 due to the number of stock options granted, the current share price and the timing of their vesting.  Consulting fees have decreased by $7,720 due to more work being done by employees in 2005.

We currently have five full-time employees, with the balance of our services being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next three months of operations, based on the cash on hand as of June 30, 2005.  We expect that we will operate at a loss for the foreseeable future and we will continue to provide capital through equity financing.

Subsequent to June 30, 2005, we have raised an additional $324,467 in equity capital as more fully detailed in “Liquidity and Solvency” section herein. We have no other agreements for additional financing in place at this time and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our product, our ability to procure additional licensees, the level of resources devoted to developing and expanding the commercialization of our Technology and our research and development activities.

Repayment of  loans totaling $256,000 received in 2002 from Reimar Koch, our President, was extended to March 31, 2008.  The loans  bear interest at the rate of 10% per annum.  The loans are convertible at the option of Mr. Koch into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.

Transactions with Related Parties

(a)        Related party transactions with directors and officers during the six months ended June 30, 2005 and 2004 are as follows:

	June 30, 2005	June 30, 2004

Consulting fees	$ -	$ 6,000
Interest expense	12,800	12,740
Research and development fees	30,000	30,000

(b)

Balances due to directors and officers are as follows:

	June 30, 2005	December 31, 2004

Interest payable on long-term debt	$ 47,551	$ 34,751
Long-term debt	256,000	256,000

The terms related to long-term debt is more fully described in the “Liquidity and Capital Resources”section herein.

Subsequent Events

Subsequent to June 30, 2005:

(a)

an aggregate of 68,400 common shares were issued upon exercise of stock options by various parties at exercise prices between $0.69 to $.73, for a total of $37,217;

(b)

by News Release dated August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements; and

(c)

by News Release dated September 12, 2005, the Company announced it had arranged to sell 191,500 units by way of a non-brokered private placement at a price of $1.50 per unit, to raise gross proceeds of $287,250.  Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at $1.65 per unit to purchase one additional common share for one year after closing.